Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2015
Earnings
Income before income taxes	$7,132
Add/(Deduct):
Equity in net income of affiliated companies	(1,237)
Dividends from affiliated companies	745
Fixed charges excluding capitalized interest	2,522
Amortization of capitalized interest	29
Earnings	$9,191

Fixed Charges
Interest expense	$2,407
Interest portion of rental expense (a)	115
Capitalized interest	7
Total fixed charges	$2,529

Ratios
Ratio of earnings to fixed charges	3.6
__________
(a) One-third of all rental expense is deemed to be interest.